WillScot Corporation

901 S. Bond St., Suite 600

Baltimore, MD 21231

December 3, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Amanda Ravitz

Perry Hindin

Re:                             WillScot Corporation

Registration Statement on Form S-4 (File No. 333-228270)

Ladies and Gentlemen:

On behalf of WillScot Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-4 (File No. 333-228270) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on Tuesday, December 4, 2018, or as soon as practicable thereafter. The Company respectfully requests that you notify Jeffrey J. Pellegrino of such effectiveness by a telephone call to (212) 610-6463.

Please contact Jeffrey J. Pellegrino at Allen & Overy LLP at (212) 610-6463 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

WILLSCOT CORPORATION

By:	/s/ Bradley L. Bacon
	Name:	Bradley L. Bacon
	Title:	Vice President, General Counsel & Corporate Secretary

cc: Jeffrey J. Pellegrino, Esq.